Andrew W. Shogan

OFFICE CONTACT INFORMATION

Walter A. Haas School of Business, University of California
545 Student Services Building, #1900
Berkeley, CA 94720–1900

PERSONAL

Birthplace: Pittsburgh, Pennsylvania
Marital Status: Married since 1972 (with three sons)

EDUCATION

Stanford University (1970 – 1974)
  Ph.D. in Operations Research in June 1974
  Dissertation Adviser: Gerald J. Lieberman

Princeton University (1966 – 1970)
  A.B. in Mathematics in June 1970

HONORS

University of California, Berkeley
- In 2007, received the Chancellor's Distinguished Service Award for outstanding performance and for notable service to the University.
- In 1979, received the Distinguished Teaching Award from the campus-wide Faculty Academic Senate.
- In 1975, received the first annual Cheit Award for Teaching Excellence from MBA students, and, in 1991, received another Cheit Award for Teaching Excellence from Evening MBA students.

Stanford University
  National Science Foundation Fellow (1970 – 1973)

Princeton University
  Dean's List (four years)
  Phi Beta Kappa Membership

HAAS SCHOOL OF BUSINESS, UNIVERSITY OF CALIFORNIA, BERKELEY

<u>Faculty Member since 1974</u>

- Assistant Professor, 1974 – 80
- Associate Professor (with tenure), 1980 – 2004
- Associate Dean for Instruction, 1991 – 2007
- Lecturer, 2004 – present

<u>Administration</u>

- Associate Dean for Instruction (1/1/91 – 12/31/07), having overall responsibility for six degree programs, including the strategic evolution of the degree programs and the allocation of resources among them.
- Interim Chief Operating Officer (9/1/06 – 5/31/07), having overall responsibility for budget and operations, human resource management, marketing and communications, career services, executive education, computing services, media services, and web services.
- Chairperson of the Operations and Information Technology Management Group (7/1/82 – 6/30/87, 1/1/92 – 6/30/98, and 1/1/01 – 6/30/04).
- In June 2007, received the Chancellor's Distinguished Service Award for outstanding performance and for notable service to the University.

<u>Area of Specialization</u>

Faculty member in the Operations and Information Technology Management Group within the School of Business Administration, specializing in Management Science. Management Science (sometimes called Operations Research) formulates solves, and validates mathematical models of decision problems arising in business, industry, and government.

<u>Teaching</u>

- Offer courses in Management Science, Manufacturing and Operations Management, and Risk Management to undergraduate and graduate students.
- In 1975, received first annual Cheit Award for Teaching Excellence from MBA students, and, in 1991, received another Cheit Award for Teaching Excellence from Evening MBA students.
- Received two awards from the campus-wide Faculty Academic Senate: a Citation for Outstanding Teaching (one of five) in 1975, and a Distinguished Teaching Award (one of six) in 1979.
- Received the 2001–02 Award and the 2002–03 Award for Excellence in Team Teaching in the Executive MBA Program of GSBA Zurich (now the Lorange Institute of Business).

<u>Research</u>

A list of publications follows. Primary research interests concern the design and analysis of networks, especially networks having stochastic attributes.

<u>Professional</u>

- Member of the Institute for Operations Research and the Management Sciences (INFORMS).
- Designed and taught executive education programs for several companies and professional organizations, including Google, Hewlett Packard, Cypress Semiconductor, KIPP (for training principals of inner-city and rural schools), Siam Cement Group (of Thailand), China Steel Company (of Taiwan), Grupo Alfa (of Mexico), and the Jamaican Institute of Management.
- Served as a consultant for the design and launch of undergraduate and MBA business degree programs for several universities, including Vietnam National University in Hanoi, Vietnam and Dar Al-Hekma University in Jeddah, Saudi Arabia.
- Visiting Professor, School of Business, University of Nice, France, June/July 1995.
- Visiting Professor, Lorange Institute of Business, Zurich, Switzerland (formerly GSBA Zurich), January 1990 – 2012.
- Visiting Professor, AVT Business School, Copenhagen, Denmark, April 2011 to present.

RESEARCH PUBLICATIONS

1. "Sequential Bounding of the Reliability of a Stochastic Network," *Operations Research*, 34:6 (November/December 1976), 1027-1044.

2. "Bounding Distributions for a Stochastic PERT Network," *Networks*, 7:4 (Winter 1977), 359-381.

3. "A Recursive Algorithm for Bounding Network Reliability," *IEEE Transactions on Reliability*, R-26:5 (December 1977), 322-327.

4. "A Decomposition Algorithm for Network Reliability Analysis," *Networks*, 8:4 (Fall 1978), 231-251.

5. "A Queueing System Subject to Breakdown and Having Non-Stationary Poisson Arrivals," *Naval Research Logistics Quarterly*, 26:3 (September 1979).

6. "Modular Decomposition and Reliability Computation in Stochastic Transportation Networks Having Cutnodes," *Networks*, 12 (1982), 255-275.

7. "Constructing a Minimal Cost Spanning Tree Subject to Resource Constraints and Flow Requirements," *Networks*, 13 (1983), 169-190.

8. "A Constrained Capital Budgeting Problem with Applications to Repair Kit Selection," *Management Science*, 33:6 (June 1987), 800-806 (joint with John Mamer from UCLA's Graduate School of Management).

9. "Semi-greedy Heuristics: An Empirical Study," *Operations Research Letters*, 6:3 (July 1987), 107-114 (joint with J. Pirie Hart from the University of Washington's Business School).

10. "Modeling and Solution of an FMS Part Selection Problem," *International Journal of Production Research*, 27 (August 1989), 1349-1366 (joint with Syming S. Hwang from the School of Management at the University of Texas at Dallas).

TEXTBOOK

Management Science, Prentice-Hall (March 1988), 823 pages